SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Announcement dated May 8, 2007 regarding the registrant’s completion of very substantial disposal.

1.2	Press release dated May 8, 2007 regarding the registrant’s completion of a transaction with Vodafone.

1.3	Announcement dated May 8, 2007 regarding the Poll Results of the registrant’s Annual General Meeting and Extraordinary General Meeting held on May 8, 2007.

1.4	Announcement dated May 8, 2007 regarding the registrant’s key performance indicators for the first quarter of 2007.

1.5	Press release dated May 8, 2007 regarding the registrant’s key performance indicators for the first quarter of 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

COMPLETION OF VERY SUBSTANTIAL DISPOSAL

The Directors are pleased to announce that following fulfilment of all the Conditions, the Company has completed the Transaction with Vodafone.

From the Transaction, (i) the estimated before tax gain expected to be realised by the Group is approximately US$9,000 million (approximately HK$70,000 million) after taking into account the Settlement Amount payable to ECIL pursuant to the Settlement Agreement as previously announced, the Retention Amount of US$352 million (approximately HK$2,750 million) deducted at Completion out of the sale consideration of approximately US$11,080 million, interest on Consideration and transaction costs and expenses; and (ii) the Group realised a net cash inflow of approximately US$10,830 million (approximately HK$84,700 million) before payment of the Settlement Amount.

The Directors confirmed their expectation to declare a special dividend of HK$6.75 per Share (or approximately US$12.94 per ADS) and will further announce other details of its payment arrangement as soon as reasonably practicable.

As required to be disclosed pursuant to the Listing Rules, the Company announces that various options granted to or by the Group by or in favour to various connected persons as more particularly described in the Company’s announcement dated 1 March 2006 and circular dated 23 March 2006 all ceased to be exercisable by or against the Group with effect from Completion.

As required to be disclosed pursuant to the Listing Rules, the Company announces that on 8 May 2007, HCC, a connected person of the Company by virtue of being an indirect wholly owned subsidiary of HWL, exercised a call option to result in the disposal of the Customer Support Business by 3GS on the strike price as announced by the Company on 27 January 2006.

Reference is made to the Company’s announcements dated 12 February 2007, 21 February 2007, 22 February 2007, 7 March 2007, 9 March 2007, and 15 March 2007 respectively, and the respective circulars to Shareholders dated 21 February 2007 (the “21 February Circular”) and 4 April 2007 (the “4 April Circular”).

COMPLETION OF THE TRANSACTION

Following fulfilment of all the Conditions, the Company announces that it completed the Transaction with Vodafone on 8 May 2007.

In consideration of Vodafone’s agreement to waive certain potential claims against the Company under the Agreement, the Company agreed to a retention from the Consideration of an amount of US$352 million (approximately HK$2,750 million) (the “Retention Amount”). By a deed entered into on 8 May 2007 by Vodafone and the Company, the parties agreed the basis and the terms on which Vodafone is entitled to apply an equivalent sum of the Retention Amount to meet certain specified liabilities which Vodafone (or its nominated person) may incur in connection with the interests acquired through the Transaction during a period of up to ten (10) years following the date of Completion (the “Retention Period”). If and to the extent such specified liabilities are not incurred and the Retention Amount is not applied by the end of the Retention Period, Vodafone shall return or procure that there is returned such unutilised part of the Retention Amount to the Company together with Relevant Interest thereon. The Board (including the Independent Non-executive Directors) considers such variation to the terms of the Agreement and the terms of the Supplemental Deed, which were reached based on arms’ length negotiations, to be fair, reasonable and in the interests of the Company and the Shareholders as a whole. Having regard to the terms surrounding the retention and release of any Retention Amount, the Board considers it prudent to make a full provision against recovery of any part of the Retention Amount.

From the Transaction, (i) the estimated before tax gain expected to be realised by the Group is approximately US$9,000 million (approximately HK$70,000 million) after taking into account the Settlement Amount payable to ECIL pursuant to the Settlement Agreement as previously announced, the Retention Amount, interest on the Consideration and transaction costs and expenses; and (ii) the Group realised a net cash inflow of approximately US$10,830 million (approximately HK$84,700 million) before payment of the Settlement Amount.

USE OF PROCEEDS AND PAYMENT OF SPECIAL DIVIDEND

The Board is also pleased to confirm its expectation to declare a special dividend of HK$6.75 per Share (or approximately US$12.94 per ADS). The Company will further announce other details of its payment arrangement as soon as reasonably practicable.

The balance of the net proceeds from the Transaction will be used for the purposes as previously announced on 22 February 2007, namely, (i) as to up to HK$13,900 million to reduce the debt of the Group, and (ii) as to approximately HK$35,300 million to invest in telecommunications businesses including expansion of the Company’s existing operations, and for working capital and general corporate purposes. The Company will publish its ongoing dividend policy on the release of its interim results for the six months ending 30 June 2007, and review such policy if reinvestment of a significant proportion of the available proceeds has yet to be made by 31 December 2008.

DISCLOSURE PURSUANT TO LISTING RULES 14A.69 AND 14A.70

Reference is made to details of the various options granted to or by then members of the Group (“Relevant Options”) by or in favour of various connected persons (the “Relevant Connected Persons”) described in the Company’s announcement dated 1 March 2006 and circular dated 23 March 2006.

The then members of the Group, who are holders of the Relevant Options, are subsidiaries of CGP as at Completion. Accordingly, and as required to be disclosed pursuant to Listing Rules 14A.69 and 14A.70, the Company announces that as a result of and immediately after Completion, the Relevant Options ceased to be exercisable against or by the Company or any of its subsidiaries by or against the Relevant Connected Persons.

DISPOSAL OF CUSTOMER SUPPORT BUSINESS

On 27 January 2006, the Company announced, amongst others, that a call option would be granted to HCC over the shares comprising the entire issued share capital of HTSI which in turn owned the entire issued share capital of 3GS at a strike price as previously announced. Such option was granted on 21 February 2006. HCC is an indirect wholly owned subsidiary of HWL and a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. On 7 September 2006, the parties agreed to substitute the subject matter of the call option with the Customer Support Business (i.e. the only operating business of 3GS at the time) for the same option exercise price. Such call option may be exercised in the event of a proposed change of control of 3GS.

As required to be disclosed under Listing Rule 14A.69(2), the Company announces that on 8 May 2007, HCC exercised such call option in accordance with its terms. Transfer of the Customer Support Business will occur subject to fulfilment and satisfaction of all requisite conditions set out in a definitive agreement signed on the date of Completion.

DEFINITIONS

In this announcement, unless the context otherwise requires, terms defined in the 21 February Circular or the 4 April Circular shall have the same meanings when used herein and the following expressions have the following meanings:

“3GS”

3 Global Services Private Limited, a wholly owned subsidiary of HTSI incorporated in India, the current operator of the Customer Support Business and a subsidiary of CGP before and immediately after Completion

“Customer Support Business”

3GS’ business of providing contact centre services including without limitation 3GS’ business of establishing contact centres, hiring and training contact centre personnel, recruitment and supervision of such personnel, ensuring quality customer service and all assets and liabilities owned or incurred or suffered as a result of or in connection with such business from time to time

“HCC”	Hutchison Call Centre Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of HWL and a connected person of the Company

“HTSI”	Hutchison Tele-Services (India) Holdings Limited, a company incorporated in Mauritius and a subsidiary of CGP before and immediately after Completion

“LIBOR”	shall have the meaning ascribed to it in the Supplemental Deed

“Relevant Connected Persons”

the various connected persons of the Company more particularly described in the Company’s announcement dated 2 March 2006 and circular dated 23 March 2006 to whom or by whom the Relevant Options were granted

“Relevant Interest”	interest on any amount of the Retention Amount to be returned to the Company accruing at LIBOR and payable in accordance with the terms of the Supplemental Deed

“Relevant Options”

the various put, call and subscription options more particularly described in the Company’s announcement dated 2 March 2006 and circular dated 23 March 2006 and granted to or by the Relevant Connected Persons

“Retention Amount”	the amount of US$352 million (approximately HK$2,750 million) deducted by Vodafone from the Consideration at Completion pursuant to and in accordance with the terms of the Supplemental Deed

“Retention Period”

the period commencing on the date of Completion and ending on the earlier of (i) the date on which the potential liability specified in the Supplemental Deed has crystallised in full; and (ii) the tenth anniversary of the date of Completion

“Supplemental Deed”

a deed dated 8 May 2007 and entered into between the Company and Vodafone in supplement to the Agreement setting forth the terms and conditions for the retention and return of any Retention Amount (and any Relevant Interest)

For the purpose of this announcement and for reference only, the exchange rate of US$1.00 to HK$7.8198 is adopted.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning
Mr. Michael John O’CONNOR	and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin Wolfgang MICHLMAYR
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 May 2007

Exhibit 1.2

HUTCHISON TELECOM COMPLETES TRANSACTION WITH VODAFONE

HONG KONG, 8 May 2007 - Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company”, SEHK: 2332, NYSE: HTX) today announced that it has completed the transaction with Vodafone on 8 May 2007.

The estimated pre-tax gain from the sale is expected to be approximately US$9 billion (approximately HK$70 billion) following certain adjustments. The adjustments include the provisions for the previously announced settlement agreement (“settlement amount”) with the Essar Group, a retention of US$352 million (HK$2,750 million) by Vodafone in consideration for their waiving of certain potential claims against the Company, the receipt of interest from Vodafone and transaction costs and expenses. The net cash inflow to Hutchison Telecom before payment of the settlement amount is approximately US$10.83 billion (approximately HK$84.7 billion).

The Board confirms its expectation to declare a special dividend of HK$6.75 per share (or approximately US$12.94* per ADS) following the completion of the necessary formalities. Details of the payment arrangement will be announced as soon as reasonably practicable.

Commenting on the completion of the transaction, Canning Fok, Chairman of Hutchison Telecom said, “Today marks the conclusion of an outstandingly successful venture for Hutchison Telecom. I want to thank our management, my colleagues at Hutchison Essar and our many associates and friends in India for their contribution over the years building this world-class enterprise. I wish them every success in the future.”

“We exit the Indian market as one of the best capitalised telecom companies in the region which will enable us to react swiftly to new opportunities and to accelerate growth in our existing markets. The Company looks forward to furthering its mission to deliver value to shareholders as a leading telecom operator.”

*	The US$ equivalent amount for the ADS’s is subject to applicable exchange rates at the time of payment.

- End -

For further information, please contact:

Mickey Shiu	Dan Evans
Hutchison Telecom	Investor Relations
Work +852 2128 3107	Work +1 425 709 8888 ext 284
Mobile +852 9092 8233	Mobile +1 425 753 0737
E-mail mickeyshiu@htil.com.hk	Email danevans@htil.com.hk

1

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”.

Hutchison Telecom is a listed company with American depositary shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332”. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (the “Company”), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Exhibit 1.3

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

HELD ON 8 MAY 2007 – POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting (the “AGM”) and the extraordinary general meeting (the “EGM”) of the Company both held on 8 May 2007 as follows:

Resolutions proposed at the AGM		No. of Votes (Approx. %)
		For	Against
1	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2006.	3,718,987,354	10,100
		(99.9997%)	(0.0003%)
	The resolution was duly passed as an ordinary resolution.
2(a)	To re-elect Mr. Dennis Pok Man LUI as a director.	3,706,355,267	46,284,964
		(98.7666%)	(1.2334%)
	The resolution was duly passed as an ordinary resolution.
2(b)	To re-elect Mr. Michael John O’CONNOR as a director.	3,752,104,405	534,326
		(99.9858%)	(0.0142%)
	The resolution was duly passed as an ordinary resolution.
2(c)	To re-elect Mr. KWAN Kai Cheong as a director.	3,752,492,830	147,155
		(99.9961%)	(0.0039%)
	The resolution was duly passed as an ordinary resolution.
2(d)	To authorise the board of directors to fix the directors’ remuneration.	3,727,467,337	25,137,753
		(99.3301%)	(0.6699%)
	The resolution was duly passed as an ordinary resolution.
3	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.	3,752,635,701	25,530
		(99.9993%)	(0.0007%)
	The resolution was duly passed as an ordinary resolution.
4(a)	Ordinary resolution on item 4(A) of the Notice of the AGM	3,428,838,886	347,514,122
	(To grant a general mandate to the directors of the Company to issue additional shares)	(90.7976%)	(9.2024%)
	The resolution was duly passed as an ordinary resolution.
4(b)	Ordinary resolution on item 4(B) of the Notice of the AGM	3,776,344,051	23,430
	(To grant a general mandate to the directors of the Company to repurchase shares of the Company)	(99.9994%)	(0.0006%)
	The resolution was duly passed as an ordinary resolution.
4(c)	Ordinary resolution on item 4(C) of the Notice of the AGM	3,404,552,040	371,803,428
	(To extend the general mandate to the directors of the Company to issue additional shares)	(90.1544%)	(9.8456%)
	The resolution was duly passed as an ordinary resolution.

Resolutions proposed at the EGM		No. of Votes (Approx. %)
		For	Against
1	Ordinary resolution on item 1 of the Notice of the EGM	3,008,284,432	28,454,625
	(To approve, ratify and confirm the Settlement Agreement dated 15 March 2007 with the Essar Companies and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Settlement Agreement)	(99.0630%)	(0.9370%)

	The resolution was duly passed as an ordinary resolution.
2	Ordinary resolution on item 2 of the Notice of the EGM	1,744,263,852	152,775
	(To approve, ratify and confirm the Handset Supply Agreements both dated 27 March 2007	(99.9912%)	(0.0088%)
	between H3G Procurement Services S.à r.l. as supplier, and each of Hutchison Telephone Company Limited or Partner Communications Company Ltd., as customer (together “Handset Agreements”), to approve the proposed annual caps for the aggregate value of the transactions contemplated under the HTCL Handset Supply Agreement for three financial years ending 31 December 2009, and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Handset Agreements)
	The resolution was duly passed as an ordinary resolution.
3	Ordinary resolution on item 3 of the Notice of the EGM	3,998,736,984	259,575
	(To approve the proposed annual caps for the value of aggregate revenues to the Group	(99.9935%)	(0.0065%)
	contemplated under the Thai Marketing Agreement for three financial years ending 31 December 2009)
	The resolution was duly passed as an ordinary resolution.
4	Ordinary resolution on item 4 of the Notice of the EGM	3,824,089,351	201,880,774
	(To approve the proposed downward adjustment to the exercise price of the Existing Share Options which are outstanding, to approve the alteration of the terms of the Company’s share option scheme, and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the implementation of the Share Option Terms Change Proposal)	(94.9855%)	(5.0145%)

	The resolution was duly passed as an ordinary resolution.

	SPECIAL RESOLUTION
	Special resolution in the Notice of the EGM	3,998,917,753	421,473
	(To amend the Articles of Association of the Company)	(99.9895%)	(0.0105%)
	The resolution was duly passed as a special resolution.

As at the date of the AGM and the EGM, the issued share capital of the Company was 4,775,089,210 shares. In relation to all resolutions proposed at the AGM and all resolutions proposed at the EGM other than the ordinary resolution on item 2 of the Notice of the EGM (“Ordinary Resolution No. 2”), the total number of shares entitling the holders to attend and vote for or against the said resolutions at both the AGM and the EGM was 4,775,089,210. There were no restrictions on any shareholders of the Company to cast votes on any of the proposed resolutions at the AGM and the EGM other than Ordinary Resolution No. 2.

In relation to Ordinary Resolution No. 2, the total number of shares entitling the holders to attend and vote for or against the said resolution was 2,319,460,258. Hutchison Whampoa Limited and its associates, together holding 2,455,628,952 shares, had abstained from voting on Ordinary Resolution No. 2.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of the Company, acted as scrutineers for the poll at the AGM and the EGM.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 8 May 2007

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Michael John O’CONNOR	Mr. Martin Wolfgang MICHLMAYR (Alternate to Mr. Michael John O’Connor)
Mr. Aldo MAREUSE	Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

Exhibit 1.4

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

Consistent with the Company’s prior practice to enhance the transparency of the Group and to provide information with which its shareholders, investors and the public may better appraise the business performance of the Group, the Board announces certain selected unaudited key performance indicators for the first quarter of 2007.

The Company discloses selected unaudited key performance indicators of the Group’s mobile telecommunications businesses on a quarterly basis in order to enhance the transparency of the Group and to provide information with which our shareholders, investors and the public may better appraise the business performance of the Group.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR THE THREE MONTHS ENDED 31 MARCH 2007

The Group’s mobile customer base was approximately 32,994,000 as at 31 March 2007. The key performance indicators for the first quarter of 2007 and the comparative figures for the four previous quarters are as follows:

Customer Base

	Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,199	1,557	642	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634	2,009	1,398	611
India	26,442	3,515	22,927	23,306	3,346	19,960	20,357	3,238	17,119	17,544	3,024	14,520	15,361	2,899	12,462
Israel	2,703	1,920	783	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768	2,560	1,798	762
Thailand	747	306	441	728	311	417	737	318	419	738	329	409	747	346	401
Sri Lanka	685	—	685	559	—	559	488	—	488	400	—	400	324	—	324
Ghana	218	—	218	200	—	200	173	—	173	137	—	137	101	—	101

Total	32,994			29,601			26,469			23,469			21,102

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU1

		Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	152	204	27	156	208	29	151	204	28	152	206	28	147	199	28
India	INR	390	1,134	272	414	1,114	290	420	1,066	293	433	1,116	283	454	1,118	285
Israel	NIS	153	X	X	159	X	X	164	X	X	158	X	X	152	X	X
Thailand	THB	501	893	220	538	913	252	545	923	251	582	961	265	643	1,000	332
Sri Lanka	LKR	337	—	337	341	—	341	373	—	373	402	—	402	421	—	421
Ghana	GHC(‘000)	83	—	83	92	—	92	92	—	92	101	—	101	108	—	108

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

MOU1

	Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	475	653	47	489	671	49	474	659	48	460	643	47	451	628	47
India	447	918	372	429	887	347	406	839	319	392	804	301	378	753	282
Israel	323	X	X	316	X	X	322	X	X	307	X	X	301	X	X
Thailand	697	1,039	451	754	1,050	530	731	973	543	684	901	503	668	880	483
Sri Lanka	123	—	123	120	—	120	123	—	123	125	—	125	126	—	126
Ghana	104	—	104	111	—	111	113	—	113	149	—	149	138	—	138

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn1

	Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%
India	4.6%	3.6%	4.8%	4.9%	4.1%	5.0%	5.1%	4.3%	5.2%	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%
Israel	1.5%	X	X	1.3%	X	X	1.2%	X	X	1.4%	X	X	1.4%	X	X
Thailand	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%
Sri Lanka	2.5%	—	2.5%	2.3%	—	2.3%	2.2%	—	2.2%	2.2%	—	2.2%	2.1%	—	2.1%
Ghana	2.1%	—	2.1%	2.4%	—	2.4%	2.0%	—	2.0%	1.4%	—	1.4%	2.2%	—	2.2%

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Company’s unaudited consolidated net profit attributable to equity holders for the three months ended 31 March 2007 was HK$220 million.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

DEFINITIONS

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“GHC”	Ghanaian Cedis, the lawful currency of Ghana

“Group”	the Company and its subsidiaries

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INR”	Indian Rupees, the lawful currency of India

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“LKR”	Sri Lankan Rupees, the lawful currency of Sri Lanka

“NIS”	New Israeli Shekels, the lawful currency of Israel

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“THB”	Thai Baht, the lawful currency of Thailand

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin Wolfgang MICHLMAYR (Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 May 2007

Exhibit 1.5

Hutchison Telecom reports first quarter unaudited key performance indicators

Hong Kong, 8 May 2007 – Hutchison Telecommunications International Limited (“Hutchison Telecom”; “the Group”; SEHK: 2332; NYSE: HTX;) today announced its unaudited key performance indicators and consolidated net profit attributable to equity holders for the quarter ended 31 March 2007.

The Group continued to see a growth trend in the customer base across all its operations. Excluding India, the total customer base grew to 6.6 million during the quarter, up from approximately 6.3 million at the end of the previous quarter and 5.7 million at the same time last year. The Group’s operations in Sri Lanka and Ghana more than doubled their respective customer base over the last year whilst both Hong Kong and Israeli operations reported continued growth in their 3G customer base to over 818,000 and 333,000 respectively at the end of the quarter.

The Group also reported first quarter consolidated net profit attributable to equity holders of HK$220 million.

During the quarter the Group launched service in both Vietnam and Indonesia, two high growth markets with low mobile penetration and favourable demographics and economics. The operations enjoyed successful launches and are marketing voice and data services that have been well received and are gaining traction in both markets.

Hutchison Telecom announced on 12 February that it had entered into an agreement to sell its interest in the Hutchison Essar Group to Vodafone. Upon the completion of the transaction, Hutchison Telecom will become one of the best capitalised telecom companies in the region, which will put it in a strong position to take advantage of new business opportunities as they arise.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “Hutchison Telecom has enjoyed an eventful and successful first quarter of 2007. The launch of service in both Indonesia and Vietnam was well received and our existing operations have delivered another quarter of solid growth, resulting in a set of encouraging operational data. We expect to close the transaction with Vodafone, after which we will be one of the best capitalised and most strategically positioned telecom companies in Asia.”

- End -

For enquiries, please contact:

Mickey Shiu	Dan Evans
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: (852) 2128 3107	Work: (1) 425-709-8888 ext 284
Mobile: (852) 9092 8233	Mobile: (1) 425-753-0737
E-mail: mickeyshiu@htil.com.hk	E-mail: danevans@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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UNAUDITED KEY PERFORMANCE INDICATORS

Customer Base	Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
Country	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,199	1,557	642	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634	2,009	1,398	611

India	26,442	3,515	22,927	23,306	3,346	19,960	20,357	3,238	17,119	17,544	3,024	14,520	15,361	2,899	12,462

Israel	2,703	1,920	783	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768	2,560	1,798	762

Thailand	747	306	441	728	311	417	737	318	419	738	329	409	747	346	401

Sri Lanka	685	—	685	559	—	559	488	—	488	400	—	400	324	—	324

Ghana	218	—	218	200	—	200	173	—	173	137	—	137	101	—	101

Total	32,994			29,601			26,469			23,469			21,102

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU[1]		Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	152	204	27	156	208	29	151	204	28	152	206	28	147	199	28
India	INR	390	1,134	272	414	1,114	290	420	1,066	293	433	1,116	283	454	1,118	285
Israel	NIS	153	X	X	159	X	X	164	X	X	158	X	X	152	X	X
Thailand	THB	501	893	220	538	913	252	545	923	251	582	961	265	643	1,000	332
Sri Lanka	LKR	337	—	337	341	—	341	373	—	373	402	—	402	421	—	421
Ghana	GHC(‘000)	83	—	83	92	—	92	92	—	92	101	—	101	108	—	108

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

MOU[1]	Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	475	653	47	489	671	49	474	659	48	460	643	47	451	628	47
India	447	918	372	429	887	347	406	839	319	392	804	301	378	753	282
Israel	323	X	X	316	X	X	322	X	X	307	X	X	301	X	X
Thailand	697	1,039	451	754	1,050	530	731	973	543	684	901	503	668	880	483
Sri Lanka	123	—	123	120	—	120	123	—	123	125	—	125	126	—	126
Ghana	104	—	104	111	—	111	113	—	113	149	—	149	138	—	138

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn[1]	Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%
India	4.6%	3.6%	4.8%	4.9%	4.1%	5.0%	5.1%	4.3%	5.2%	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%
Israel	1.5%	X	X	1.3%	X	X	1.2%	X	X	1.4%	X	X	1.4%	X	X
Thailand	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%
Sri Lanka	2.5%	—	2.5%	2.3%	—	2.3%	2.2%	—	2.2%	2.2%	—	2.2%	2.1%	—	2.1%
Ghana	2.1%	—	2.1%	2.4%	—	2.4%	2.0%	—	2.0%	1.4%	—	1.4%	2.2%	—	2.2%

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

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